Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 11 DATED APRIL 9, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Results of Operations”:

As of April 9, 2026, the aggregate value of the properties owned by us, or underlying loans and other investments made by us, was approximately $285 million. Since inception, the aggregate value of the properties owned by us, or underlying loans and other investments made by us, was approximately $481 million. The aggregate value of all underlying properties and investments held by the Company is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the underlying assets, and the values of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by the internal accountants or asset managers of our Manager or its affiliates is based upon a number of estimates and assumptions about future events that may not be accurate or complete.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

As previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. On September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan. On February 12, 2026, the lender delivered written notice to Sherwood Oaks initiating the process to effectuate a deed in lieu of foreclosure pursuant to the terms of the Sherwood Loan. On March 26, 2026, the transfer of Sherwood Oaks to the lender via a deed in lieu of foreclosure in satisfaction of the outstanding indebtedness was completed.